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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X]   Form 40-F  [ ]


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ]    No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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ISSUANCE OF FLOATING RATE NOTE BY SHINHAN BANK

On April 12, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue Floating Rate Notes (the "Notes") in the aggregate principal amount of USD 20,000,000. The Notes are scheduled to be issued on May 4, 2005. The following is a detailed summary of terms and conditions of the issuance of the Notes.

1. Issuer               : Shinhan Bank

2. Issue Amount         : USD 20,000,000

3. Trade Date           : April 12, 2005

4. Payment Date         : May 4, 2005

5. Maturity Date        : May 4, 2006

6. Put/Call Option      : None

7. Coupon               : 3 month USD Libor + 15bps per annum payable quarterly

8. Issue Price          : 100%

9. Dealer               : Bank of America Securities Ltd.

10. Documentation       : The issue will be documented under the Issuer's Medium
                        Term Note Program.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name: Byung Jae Cho
                                            Title:  Chief Financial Officer

Date : April 13, 2005